June 19, 2019

Fred A. Graham, III
Chief Financial Officer
Monitronics International, Inc.
1990 Wittington Place
Farmers Branch, TX 75234

       Re: Monitronics International, Inc.
           Registration Statement on Form S-4
           Filed on May 28, 2019
           File no. 333-231771

Dear Mr. Graham:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-4, filed on May 28, 2019, file no. 333-231771

General

1. We note that your transaction appears to fit within the definition of a going-private transaction under Rule 13e-3(a)(3) of the Exchange Act. Please provide us with the detailed legal analysis whereby you determined that the exception provided under Rule
       13e-3(g)(2), upon which you appear to be relying, is available to you.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Fred A. Graham, III
Monitronics International, Inc.
June 19, 2019
Page 2

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.



                                                          Sincerely,
FirstName LastNameFred A. Graham, III
                                                          Division of
Corporation Finance
Comapany NameMonitronics International, Inc.
                                                          Office of
Telecommunications
June 19, 2019 Page 2
cc:       Adorys Valazquez
FirstName LastName